EXHIBIT 20.01

                     EXHIBIT 20.01 TO MAY 24, 2001 FORM 8-K

[company logo-type omitted]                 FOR IMMEDIATE RELEASE - MAY 24, 2001

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                                          FOR FURTHER INFORMATION CONTACT

                                            Alex Burns at Life Sciences

                                                  (727) 345-9371

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                     LIFE SCIENCES FORMS CHINA JOINT VENTURE

Life Sciences, Inc. (NASDAQ BB: LFSC), a St. Petersburg, Florida based biotechnology company, announced the formation of a US$1 million initial capitalization joint venture with two China-based companies, Foshan Vamed Medical Instrument Co. Ltd. (Vamed) and Beijing Erda Organism Technology Co., Ltd. The joint venture will continue Vamed's production and export to the United States of a medical device used in the treatment of certain cardiovascular ailments, and will also develop and introduce into the Chinese market, nucleic acid amplification based diagnostic tests for rapid detection of HIV, Hepatitis and other infectious diseases. Life Sciences holds a controlling interest in the joint venture.

Vamed is the worldwide leader in the production of devices used in the administration of a cardiac therapy designated external counter pulsation (ECP). This therapy has been demonstrated to produce increased blood flow to the heart through stimulation of the growth of new blood vessels. This ECP device is approved by the United States Food and Drug Administration for treatment of angina, and studies in the use of the therapy in the treatment of congestive heart failure and other cardiovascular ailments have been undertaken by the Company's U.S.-based, worldwide distributor, Vasomedical, Inc.

Life Sciences is a 35 year old manufacturer of nucleic acid modifying enzymes. It has assembled in the past three years a family of technologies, primarily through licensing, to support worldwide sales of diagnostic products to be used in the detection of waterborne and food borne pathogens, as well as sales in China of tests of human body fluids for the presence of pathogens involved in human disease. Based upon a proprietary, isothermal amplification technology designated "NASBA" that is licensed from the Organon Teknika, B.V., the method of diagnosis employs enzymes that have historically been the primary products of Life Sciences. For the past three years Life Sciences has been the primary provider of the enzymes used in NASBA-based clinical diagnostic tests sold by Organon Teknika.

Other than enzymes produced by Life Sciences at its St. Petersburg, Florida facilities, it is expected that the production of all components, including instrumentation, of the joint venture's diagnostic tests will take place in China. In this manner, the venture's pricing of its products is expected to be competitive in the anticipated market for the estimated 200 million tests carried out annually in China for communicable diseases. The joint venture's expected output of NASBA-based tests for non-clinical applications will be sold worldwide by Life Sciences.

Some of the statements in this letter are "forward-looking statements" and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements reflect numerous assumptions, known and unknown risks, uncertainties and other factors that may affect the business and prospects of Life Sciences, Inc. and cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements. These factors include longer product development lead times, delays in product roll outs, failure to obtain anticipated contracts with third parties or orders from customers, or less favorable contracts with third parties or lower than expected volumes from customers, higher material and labor costs, unfavorable patent or other technology decisions, the availability of adequate sources of working capital and cash flow, and economic, competitive, technological, diplomatic, governmental and other factors.

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